Exhibit 99.3

Management’s Discussion and Analysis Year Ended December 31, 2022 (Expressed in United States dollars, except per share amounts and where otherwise noted)

March 31, 2023

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. References to “Entrée” and the “Company” are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form (“AIF”)), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” with an effective date of October 8, 2021 prepared by Wood Canada Limited (“Wood”).

2022 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC (“OTLLC”) and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see “Overview of Business” below). Updates on Oyu Tolgoi underground development were made publicly available by Turquoise Hill Resources Ltd. (“Turquoise Hill”) on November 14, 2022, and by Rio Tinto in the first quarter 2023, and an update was provided to the Company by OTLLC on February 15, 2023.

•

On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. 30 draw bells have been blasted and copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.

•

The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tonnes per day (“tpd”) from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

•	Workforce numbers are now at full capacity. The total Oyu Tolgoi workforce currently comprises ~20,000 people, of which 97% are Mongolian.

•	Underground construction progress was at 82% complete at year end and there have been no changes to key project milestone dates since the 2022 cost and schedule update.

•

The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022. Shaft 3 is approximately 35% complete with the cumulative sinking level at 413 metres below ground level. Shaft 4 is approximately 45% complete with advancement at 540 metres below ground level. The final depths required for Shafts 3 and 4 are 1,148 metres and 1,149 metres below ground level, respectively. Shaft sinking safety and productivity remain priorities with both aspects continuing to improve. Continued progress on the program is necessary to remain aligned with the 2022 cost and schedule update, which identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. Shafts 3 and 4 are now expected to be commissioned in the first half 2024 and are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. The first Panel 1 draw bell is currently expected in the first half 2027.

•

Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.

•

On December 16, 2022, Rio Tinto plc and Rio Tinto International Holdings Limited (“Rio Tinto”) closed a plan of arrangement pursuant to which it acquired the approximately 49% of the issued and outstanding shares of Turquoise Hill that it did not already own for C$43.00 in cash per share. Rio Tinto’s stated purpose for the acquisition is to strengthen its copper portfolio and create a simpler and more efficient ownership and governance structure for the Oyu Tolgoi project. Rio Tinto now has, through its wholly owned subsidiary Turquoise Hill, a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi JV Property Update

•

For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi joint venture (“Entrée/Oyu Tolgoi JV”) Management Committee approved a 2022 budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. The holes were collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. In February 2023, OTLLC reported to the Company that 22 underground holes ranging from 30.8 metres to 568.7 metres were drilled on the Entrée/Oyu Tolgoi JV Property for total drilling, exclusive of metres drilled on the Oyu Tolgoi mining licence, of 4,459.9 metres. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 metres, with depths ranging from 280.1 metres to 1,800 metres, were drilled entirely on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

•

OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval.

•	With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022.

•

On the Shivee Tolgoi mining licence, six reverse circulation (“RC”) holes totalling 1,500 metres and one 800 metre diamond drill hole have been completed at the Ulaan Khud target. In addition, three diamond drill holes totalling 2,200 metres have been completed at the Airstrip target. OTLLC has advised the Company that analytical results are still pending.

•

On the Javhlant mining licence, five RC holes totalling 1,500 metres were planned for each of the Bumbat Ulaan and West Mag targets in 2022. Three RC holes totalling 630 metres (including one hole aborted at 29 metres depth) were completed at the West Mag target and analytical results are still pending; the remaining holes were cancelled following engagement with one of the local herders. The five RC holes planned for the Bumbat Ulaan target were not completed due to the recent commissioning of the Tavan Tolgoi-Gashuunsukhait railway.

•

Geophysical dipole-dipole induced polarization survey work has been completed at the East Au, South East IP, West Mag, East Bumbat Ulaan, and Ductile Shear target areas and will inform future drill testing. Integrated geological-geophysical 3D modeling is also underway for several of the current target areas and a final report is expected to be completed in the first quarter 2023. Proposed mapping and rock-soil sampling programs were cancelled due to inclement weather.

•

OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.

•

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

•

On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the “Earn-in Agreement”) with Turquoise Hill dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the “Entrée/Oyu Tolgoi JVA”). The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi joint venture property in Mongolia in 2008. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings. The commencement of arbitration proceedings followed protracted discussions with Rio Tinto and OTLLC to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or performance of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. While the Company remains committed to seeking a commercial resolution with Rio Tinto and OTLLC and the parties continue to make progress, the Company’s Board concluded that given the risks inherent with the existing structure, the already lengthy discussions between the parties, and the long lead-time to any arbitration award, it was in the Company’s best interests to commence proceedings to enforce the Earn-in Agreement and Entrée/Oyu Tolgoi JVA. A three-member Tribunal has now been appointed and a merits hearing has been set for April 2024. The Company will provide updates on the arbitration as developments warrant.

Corporate

•	For the 2022 fiscal year, the operating loss was $3.6 million compared to $3.0 million in 2021.

•

For the 2022 fiscal year, the operating cash outflow before changes in non-cash working capital items was $2.4 million compared to operating cash outflow before changes in non-cash working capital items of $2.1 million in 2021.

•	As at December 31, 2022, the cash balance was $6.4 million and the working capital balance was $6.4 million.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Rio Tinto and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (see Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When the Lift 1 underground reaches peak production by ~2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 93% of the mineral resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

On February 17, 2022, Sandstorm Gold Ltd. (“Sandstorm”) announced it had signed a letter of intent with Horizon Copper Corp. (formerly Royalty North Partners Ltd. (“Horizon”)) pursuant to which Horizon would acquire certain non-royalty and non-stream assets from Sandstorm, including Sandstorm’s 49,672,515 common shares of the Company. The first part of the transaction closed on August 31, 2022. Subject to the completion of a proposed concurrent financing of a minimum of US$20 million payable to Sandstorm, the second part of the transaction is expected to close in the first half 2023. Sandstorm retains an approximately 34% equity interest in Horizon.

On June 1, 2022, Horizon announced that pursuant to a share purchase agreement, Horizon’s wholly owned subsidiary 1363013 B.C. Ltd. had acquired Sandstorm’s shares of the Company in consideration for a promissory note in the principal amount of C$43.2 million. Horizon subsequently acquired the promissory note from Sandstorm and Horizon’s liabilities associated with the promissory note were eliminated.

On December 16, 2022, Rio Tinto acquired the approximately 49% of the issued and outstanding shares of Turquoise Hill that it did not already own for C$43.00 in cash per share. Rio Tinto’s stated purpose for the acquisition is to strengthen its copper portfolio and create a simpler and more efficient ownership and governance structure for the Oyu Tolgoi project. Rio Tinto now has, through its wholly owned subsidiary Turquoise Hill, a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

As at December 31, 2022 and the date of this MD&A, Rio Tinto beneficially owns 31,981,129 common shares (including 14,539,333 common shares held by Turquoise Hill), or 16.1% of the outstanding shares of the Company. As at December 31, 2022 and the date of this MD&A, Horizon beneficially owns 49,672,515 common shares, or 25.1% (25.0% as at the date of this MD&A) of the outstanding shares of the Company.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol “ERLFF”. On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) and discontinued trading on the TSX Venture Exchange. The trading symbol remained “ETG”.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY

Entrée’s primary objective is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV either in conjunction with finalization and execution of amendments to the Entrée/Oyu Tolgoi JVA, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company is also advancing discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

As previously disclosed by the Company, the contract area defined in the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the “Oyu Tolgoi Investment Agreement”) includes the Javhlant and Shivee Tolgoi mining licences. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, the Company was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require the Company to agree to certain concessions, including with respect to Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property.

The Company believes that amending the Entrée/Oyu Tolgoi JVA to align the interests of all stakeholders as they are now understood, transferring the licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV, and resolving outstanding issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement would be in the best interests of all stakeholders, provided there is no material net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY – MONGOLIA

2021 Technical Report Highlights

On October 21, 2021, the Company filed an amended Technical Report (“2021 Technical Report”) for its interest in the Entrée/Oyu Tolgoi JV Property. The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

The 2021 Technical Report discusses a reserve case (the “2021 Reserve Case”) based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit.

The 2021 Technical Report also discusses a Preliminary Economic Assessment on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit (the “2021 PEA”). The 2021 PEA is based on Indicated and Inferred mineral

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 and continues further to the north (see Figure 2 below). There is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within its 2020 Oyu Tolgoi Mongolian Statutory Study (“OTMSS20”). OTMSS20 was completed by OTLLC in July 2020 and discusses the mine plan for Lift 1 of the Hugo North/Hugo North Extension underground block cave on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Life-of-mine (“LOM”) highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (Lift 1)	2021 PEA (Lift 2)

Attributable Financial Results

Cash Flow, pre-tax	US$M	449	1,982

NPV(5%), after-tax	US$M	185	541

NPV(8%), after-tax	US$M	131	306

NPV(10%), after-tax	US$M	104	213

LOM Recovered Metal

Copper Recovered	Mlb	1,249	4,564

Gold Recovered	koz	549	2,025

Silver Recovered	koz	3,836	15,067

LOM Processed Material

Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	—

Indicated Resource Feed		—	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Inferred Resource Feed		—	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

1.	Long term metal prices used in the NPV economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.

2.	Mineral reserves in the 2021 Reserve Case, and mineral resources in the 2021 PEA mine plan are reported on a 100% basis.

3.	Entrée has a 20% interest in the above processed material and recovered metal.

4.	The Mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA.

5.	Copper equivalent (“CuEq”) is calculated as shown in the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below.

6.	2021 Reserve Case cash flows are discounted to the beginning of 2021.

7.

2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.

8.	The 2021 Reserve Case and 2021 PEA are exclusive of each other.

9.	Indicated and Inferred resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Below are some of the key financial assumptions and outputs from the 2021 Reserve Case and the 2021 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted. Both cases assume long term metal prices of $3.25/lb copper, $1,591.00/oz gold and $21.08/oz silver.

Key items per the 2021 Reserve Case outputs are as follows:

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Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 will start in H2 2022 with the first draw bell in 2026, peak production in 2034, and final production in 2038.

•	17-year Lift 1 LOM production (includes 4-years development production followed by 13-years block cave production).

•	Maximum production rate of approximately 25,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.

•	Total recovered metal over the LOM of Hugo North Extension Lift 1: 1,249,000 lbs copper, 549,000 oz gold, 3,836,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $275.7 million ($55.1 million attributable to Entrée).

•	Entrée LOM average cash cost before credits $1.57/lb payable copper.

•	Entrée LOM average cash costs after credits (“C1”)* $0.79/lb payable copper.

•	Entrée LOM average all-in sustaining costs (“AISC”)* $1.26/lb payable copper.

Key items per the 2021 PEA outputs are as follows:

•

Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 2 to start in approximately 2034 with the first draw bell in 2038, peak production in 2047 and final production in 2055.

•	22-year Lift 2 mine life (4-years development production and 18-years block cave production).

•	Maximum production rate of approximately 40,500 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.

•	Total metal production over the LOM of Hugo North Extension Lift 2: 4,564,000 lbs copper, 2,025,000 oz gold, 15,067,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $1,589.6 million ($319.7 million attributable to Entrée).

•	Entrée LOM average cash cost before credits $1.10/lb payable copper.

•	Entrée LOM average C1* $0.30/lb payable copper.

•	Entrée LOM average AISC* $0.92/lb payable copper.

*“Cash costs after credits” (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. See “Non-IFRS Performance Measurements” below for further information.

The 2021 Reserve Case and the 2021 PEA are mutually exclusive. If the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

On December 18, 2020, Turquoise Hill announced that a definitive estimate of project cost and schedule (the “Definitive Estimate”) that refines the analysis in OTMSS20 and broadly confirms the economics and assumptions presented therein had been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA.

On August 4, 2022, Turquoise Hill reported it had completed its review of a 2022 cost and schedule update for the underground project, resulting in an increase in the total expected underground development capital of the Definitive Estimate from $6.75 billion to $7.06 billion. The $7.06 billion incorporates known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes, and minor impacts of changes in labor laws. The 2022 cost and schedule update assumes there are no new COVID-19 related impacts beyond the end of the second quarter 2022.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or other known delays. In particular, the first Lift 1 Panel 1 draw bell is currently expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC currently expects Shafts 3 and 4 to be commissioned in the first half 2024. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd.

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

The 2021 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The “Entrée/Oyu Tolgoi JV Project” (shown on Figure 1 below) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see “Shivee West Property Summary” below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits.

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres (“km”) south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. The 2021 Reserve Case assumes initial development production will start on the Entrée/Oyu Tolgoi JV Property in H2 2022. Hugo North Extension Lift 1 Probable reserves include 40 million tonnes (“Mt”) grading 1.54% copper, 0.53 grams per tonne (“g/t”) gold, and 3.63 g/t silver.

–

Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, which include 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below) includes dilution and mine loss.

•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

where Inferred mineral resources include: 1,400 Mt grading 0.41% copper, 0.40 g/t gold, 1.5 g/t silver and 120 parts per million (“ppm”) molybdenum (0.68% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below). While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

2.	Outline of copper ± gold ± molybdenum porphyry mineralization is projected to surface.

3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga deposits.

Figure 1 shows the location of a north-northeast oriented, west-looking longitudinal section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The longitudinal section is shown on Figure

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC.

Figure 2 – Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Figure 3 below shows priority exploration targets on the Entrée/Oyu Tolgoi JV Property, including Ulaan Khud, Airstrip, West Mag, Bumbat Ulaan, Ductile Shear, East Au, East Javkhlant, South East IP, Castle Rock, Javkhlant, and East Bumbat Ulaan. Additional targets exist on the Shivee West Property that remain to be further explored.

The 2021 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 25, 2022 and to the full text of the 2021 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs). Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

The capital and operating costs in the 2021 Reserve Case are based on estimates prepared for OTMSS20 or information provided by OTLLC. Capital cost and sustaining cost estimates in the 2021 PEA were prepared as separate and independent estimates by OTLLC. Wood qualified persons reviewed the estimates and accepts them as reasonable.

The cash flows in the 2021 Reserve Case and 2021 PEA are based on information provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders or enforces certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements or enforcing such provisions, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Mineral Resources and Mineral Reserves – Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2021 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of March 31, 2021. Mineral resources for the Hugo North Extension deposit are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée/Oyu Tolgoi JV Property – Mineral Resources
Classification	Tonnage	Cu	Au	Ag	Mo	CuEq	Contained Metal
	(Mt)	(%)	(g/t)	(g/t)	(ppm)	(%)	Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.41% CuEq Cut-Off)
Indicated	120	1.70	0.58	4.3	n/a	2.04	4,500	2,200	16,000	n/a
Inferred	167	1.02	0.36	2.8	n/a	1.23	3,800	1,900	15,000	n/a
Heruga (>0.41% CuEq Cut-Off)
Inferred	1,400	0.41	0.40	1.5	120	0.68	13,000	18,000	66,000	370

Notes:

1.	Mineral resources have an effective date of March 31, 2021.
2.

Metal prices used for CuEq and cut-off grade calculation for both Hugo North Extension and Heruga are: $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum (Heruga only). Metallurgical recoveries used for CuEq and cut-off grade calculation at Hugo North Extension are 93% for copper, 80% for gold and 81% for silver. Metallurgical recoveries used for CuEq and cut-off grade calculation at Heruga are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.

3.

Mineral resources at Hugo North Extension are constrained within a conceptual mining shape constructed at a nominal 0.50% CuEq grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.

4.

The overall geometry and depth of the Heruga deposit make it amenable to underground mass mining methods.    Mineral resources are stated above a CuEq grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.

5.

A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

6.

A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

7.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
8.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

9.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for OTMSS20. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a Feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.84/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property Hugo North Extension Lift 1 mineral reserve estimate has an effective date of May 15, 2021:

Entrée/Oyu Tolgoi JV Property – Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Contained Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	40	97.52	1.5	0.53	3.63	1,340	676	4,613

Notes:

1.	Mineral reserves have an effective date of May 15, 2021.
2.

For the underground block cave, all Indicated mineral resources within the cave outline were converted to Probable mineral reserves. No Proven mineral reserves have been estimated. The estimation includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb Cu, $1,292.00/oz Au, and $19.00/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s Base Data Template 38.

4.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (see Figure 1 above).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV. Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV Management Committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%. To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress – Oyu Tolgoi Project

On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. 30 draw bells have been blasted and copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.

The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Workforce numbers are now at full capacity. The total Oyu Tolgoi workforce currently comprises ~20,000 people, of which 97% are Mongolian.

Underground construction progress was at 82% complete at year end and there have been no changes to key project milestone dates since the 2022 cost and schedule update.

The detailed engineering design has been completed for the concentrator conversion. Civil construction works are underway, procurement activities are on schedule, and the main construction contract for the concentrator conversion has been awarded.

The conveyor to surface program is progressing following commissioning of overhead cranes in the transfer stations, which allows construction activities to ramp up further. On the surface, progress has been made in the preassembly of the above ground conveyors.

The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022. Shaft 3 is approximately 35% complete with the cumulative sinking level at 413 metres below ground level. Shaft 4 is approximately 45% complete with advancement at 540 metres below ground level. The final depths required for Shafts 3 and 4 are 1,148 metres and 1,149 metres below ground level, respectively. Shaft sinking safety and productivity remain priorities with both aspects continuing to improve. Continued progress on the program is necessary to remain aligned with the 2022 cost and schedule update, which identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. Shafts 3 and 4 are now expected to be commissioned in the first half 2024 and are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. The first Panel 1 draw bell is currently expected in the first half 2027.

Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.

Renewed Partnership with Government of Mongolia

On November 21, 2019, Resolution 92 was passed in a plenary session of the Parliament of Mongolia. It includes measures to, among other things, improve the implementation of the Oyu Tolgoi Investment Agreement and the shareholders agreement that establishes Mongolia’s 34% ownership interest in OTLLC, and explore and resolve options to have a product sharing arrangement or swap Mongolia’s 34% equity holding in OTLLC for a special royalty. On December 30, 2021, the Parliament of Mongolia passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Resolution 92.

On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia.

Rio Tinto continues to work with the Government of Mongolia to finalize the remaining outstanding measures of Resolution 103, including resolution of outstanding OTLLC tax arbitration.

Entrée/Oyu Tolgoi JV Property Exploration and Development

Panel 1 Development

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

2022 Development Work on the Entrée/Oyu Tolgoi JV Property

For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi JV Management Committee approved a 2022 budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. The holes were collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. In February 2023, OTLLC reported to the Company that 22 underground holes ranging from 30.8 metres to 568.7 metres were drilled on the Entrée/Oyu Tolgoi JV Property for total drilling, exclusive of metres drilled on the Oyu Tolgoi mining licence, of 4,459.9 metres. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 metres, with depths ranging from 280.1 metres to 1,800 metres, were drilled entirely on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval.

2022 Exploration Work on the Entrée/Oyu Tolgoi JV Property

OTLLC’s site technical services team undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill previously reported that the exploration strategy for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery.

Exploration during 2016 to 2021 on the Entrée/Oyu Tolgoi JV Property included early-stage target generation work on both the Shivee Tolgoi and Javhlant mining licences. The work included geological mapping, soil and rock geochemical sampling, geophysical surveys, small amounts of shallow core and RC drilling, and integrated geological-geophysical 3D modelling. Results of work conducted between 2016 and 2020 and detailed descriptions of the targets have been reported in the Company’s previous quarterly and annual filings, as well as the 2021 Technical Report, available on SEDAR at www.sedar.com under the Company’s profile.

During 2021, exploration programs on the Entrée/Oyu Tolgoi JV Property were very minimal and all exploration drilling and larger programs were put on hold due to COVID-19 related restrictions. With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, six RC holes totalling 1,500 metres and one 800 metre diamond drill hole have been completed at the Ulaan Khud target. In addition, three diamond drill holes totalling 2,200 metres have been completed at the Airstrip target. On February 15, 2023 OTLLC advised the Company that analytical results are still pending.

On the Javhlant mining licence, five RC holes totalling 1,500 metres were planned for each of the Bumbat Ulaan and West Mag targets in 2022. Three RC holes (including one hole aborted at 29 metres depth) totalling 630 metres were completed at the West Mag target and analytical results are still pending; the remaining holes were cancelled following engagement with one of the local herders. The five RC holes planned for the Bumbat Ulaan target were not completed due to the recent commissioning of the Tavan Tolgoi-Gashuunsukhait railway.

Geophysical dipole-dipole induced polarization survey work has been completed at the East Au, South East IP, West Mag, East Bumbat Ulaan, and Ductile Shear target areas and will inform future drill testing. Integrated geological-geophysical 3D modeling is also underway for several of the current target areas and a final report is expected to be completed in the first quarter 2023. Proposed mapping and rock-soil sampling programs were cancelled due to inclement weather.

OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 3 – Entrée/Oyu Tolgoi JV Project Exploration Targets

1.	The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	Outline of copper ± gold ± molybdenum porphyry mineralization is projected to surface.
3.	Entrée has a 20% or 30% participating interest depending on the depth of mineralization.

2022 Financial Review

Entrée expenses related to Mongolian operations included expenditures of $0.2 million for strategic and administration costs in Mongolia. The Company focused its efforts on confirming the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as contemplated by the Entrée/Oyu Tolgoi JVA, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The Company also advanced discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. Costs were related to legal and tax advisory consultants to assist in the process in the current period, which also include costs related to the arbitration. The costs in the comparative periods of 2021 include professional fees related to the 2021 Technical Report.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three years ended December 31 were:

	2022	2021	2020

Expenses

Project expenditures	$504	$502	$214

General and administrative	1,925	1,605	1,430

Share-based compensation	997	735	538

Depreciation	124	118	98

Operating loss	3,550	2,960	2,280

Foreign exchange loss (gain)	532	(30)	(193)

Interest income	(147)	(25)	(80)

Interest expense	369	365	338

Loss from equity investee	509	235	186

Finance costs	60	15	19

Deferred revenue finance costs	4,188	4,035	3,450

Loss for the year	9,061	7,555	6,000

Other comprehensive (gain) loss

Foreign currency translation	(3,695)	156	1,114

Total comprehensive loss	$5,366	$7,711	$7,114

Net loss per common share

Basic and fully diluted	$(0.05)	$(0.04)	$(0.03)

Total assets	$7,493	$7,779	$7,961

Total non-current liabilities	$64,700	$62,681	$57,937

Operating Loss:

During the year ended December 31, 2022, the Company’s operating loss was $3.6 million compared to $3.0 million and $2.3 million in for the years ended December 31, 2021 and 2020, respectively.

Project expenditures in 2022 and 2021 included expenditures for professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi JVA. Holding costs on all other properties were insignificant.

General and administration expenditures in 2022 was $1.9 million compared to $1.6 million and $1.4 million in 2021 and 2020, respectively. The increase in 2022 was due to higher regulatory costs and inflationary cost increases.

Depreciation expense in 2022 was consistent with 2021 and 2020.

Non-operating Items:

The foreign exchange loss in 2022 was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at December 31, 2022 were lower than at December 31, 2021 due to a lower cash balance from operating activities. Total non-current liabilities have increased since December 31, 2021 due to recording the non-cash deferred revenue finance costs each year.

Quarterly Financial Data – 2 year historic trend

	Q4 22	Q3 22	Q2 22	Q1 22	Q4 21	Q3 21	Q2 21	Q1 21

Project expenditures	$186	$67	$151	$100	$88	$169	$158	$87

General and administrative	639	348	500	438	512	310	444	339

Share-based compensation	920	19	58	-	735	-	-	-

Depreciation	29	30	33	33	31	30	27	30

Operating loss	1,774	464	741	571	1,366	509	629	456

Foreign exchange loss (gain)	(128)	529	261	(130)	(46)	210	(101)	(93)

Interest expense, net	26	59	64	88	95	92	76	77

Loss from equity investee	328	116	33	32	123	41	36	35

Deferred revenue finance costs	1,038	1,040	1,058	1,052	1,040	1,021	1,006	968

Finance costs	14	15	16	15	5	3	3	4

Net loss	$3,052	$2,223	$2,173	$1,613	$2,583	$1,876	$1,649	$1,447

Basic/diluted loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

USD:CAD FX Rate(1)	1.3544	1.3707	1.2886	1.2496	1.2678	1.2741	1.2394	1.2575

1.	USD:CAD foreign exchange rate was the quarter ended rate per the Bank of Canada.

Project expenditures in 2022 and 2021 were mainly due to expenses relating to professional fees to advance potential amendments to the Entrée/Oyu Tolgoi JVA. Project expenditures in 2021 were also due to expenses for preparation of the 2021 Technical Report.

General and administrative expenses were higher in Q4 2022 and Q4 2021 due mainly to regulatory costs and executive compensation costs.

Share-based compensation expenditures in Q4 2022 and Q4 2021 included share options and deferred share unit (“DSU”) grants.

Interest expense, net, consists of accrued interest on the OTLLC loan payable net of interest income earned on invested cash.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	Year ended December 31
	2022	2021

Cash flows used in operating activities

- Before changes in non-cash working capital items	$(2,440)	$(2,100)

- After changes in non-cash working capital items	(2,315)	(2,152)

Cash flows from financing activities	1,865	1,994

Cash flows used in investing activities	-	(33)

Net cash outflows	(450)	(191)

Effect of exchange rate changes on cash	(231)	21

Cash balance	$6,409	$7,090

Cash flows used in operating activities per share

- Before changes in non-cash working capital items	$(0.01)	$(0.01)

- After changes in non-cash working capital items	$(0.01)	$(0.01)

Cash outflows after changes in non-cash working capital items in 2022 were higher than in 2021 due to professional fee expenses and executive compensation costs.

Cash flows from financing activities in all periods were due mainly to funds received from share option and warrant exercises.

Cash flows used in investing activities was minimal in both 2022 and 2021.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at December 31, 2022 was approximately $6.4 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period and beyond. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Contractual Obligations

As at December 31, 2022, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Lease commitments	$695	$130	$391	$174	$-

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At the date of this MD&A, the Company had 198,284,931 shares issued and outstanding (December 31, 2022 – 198,134,931 shares).

Share Purchase Warrants

During the year ended December 31, 2022, share purchase warrants to purchase 4,115,354 common shares with an exercise price of C$0.55 were exercised resulting in gross proceeds of C$2.3 million being received by the Company. 586,803 share purchase warrants with an exercise price of C$0.55 expired on January 10, 2022.

During fiscal 2021, 4,562,578 warrants with an exercise price of C$0.55 and expiry dates of January 10, 2022 and January 12, 2022 were exercised and the Company received gross proceeds of C$2.5 million.

The following share purchase warrants were outstanding as at the date of this report:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
4,589	0.60	September 13, 2023

Stock Option Plan

As at December 31, 2022 the Company had 8,536,500 stock options outstanding of which 8,461,500 are exercisable. As at the date of this MD&A the Company had 8,436,500 stock options outstanding of which 8,361,500 are exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option (C$)	Expiry date

3,670	3,670	0.77	Sept - Dec 2023

1,545	1,545	0.365	Dec 2024

1,255	1,255	0.51	Dec 2025

920	920	0.77	Dec 2026

1,047	972	0.82 – 1.14	Apr - Nov 2027

8,437	8,362

Deferred share units (DSUs)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s Deferred Share Unit Plan (the “DSU Plan”). Typically, DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

During the year ended December 31, 2022, the Company granted 708,000 DSUs to the Company’s directors and executives and recorded share-based compensation of $0.6 million. Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date. The DSUs granted in 2022 vested immediately. In addition, 220,000 deferred share units were redeemed for 220,000 common shares.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

At December 31, 2022, the following DSUs were outstanding and fully vested:

Number of DSUs (000’s)

Outstanding – December 31, 2021	1,065

Granted	708

Redeemed	(220)

Outstanding – September 30, 2022	1,553

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March 31, 2023.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the year ended December 31, 2022 and 2021 were as follows:

	2022	2021

Directors’ fees	$ 202	$ 170

Salaries and benefits	$ 855	$ 851

Share-based compensation	$ 970	$ 719

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As of December 31, 2022, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.01 million (December 31, 2021 - $0.03 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.4 million (December 31, 2021 - $1.2 million) may become payable to certain officers and management personnel of the Company.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at December 31, 2022 and 2021:

December 31, 2022	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$-	$6,409	$-	$6,409

Receivables	-	39	-	39

Deposits	-	12	-	12

Total financial assets	$-	$6,460	$-	$6,460

Financial liabilities

Accounts payable and accrued liabilities	$-	$-	$227	$227

Lease liabilities	-	-	549	549

Loan payable	-	-	11,139	11,139

Total financial liabilities	$-	$-	$11,915	$11,915

December 31, 2021	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total

Financial assets

Cash and cash equivalents	$ -	$7,090	$ -	$7,090

Receivables	-	40	-	40

Deposits	-	12	-	12

Total financial assets	$ -	$7,142	$ -	$7,142

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Financial liabilities

Accounts payable and accrued liabilities	$ -	$-	$ 101	$101

Lease liabilities	-	-	99	99

Loan payable	-	-	10,262	10,262

Total financial liabilities	$ -	$-	$ 10,462	$10,462

b)	Financial risk management

i)	Credit risk

The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables.

The Company limits its credit exposure on cash and cash equivalents held in bank accounts by holding its key transactional bank accounts and investments with large, highly rated financial institutions.

The Company’s receivables balance was not significant and, therefore, was not exposed to significant credit risk.

The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

ii)	Liquidity risk

The Company manages liquidity risk by trying to maintain enough cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. Company-wide cash projections are managed centrally and regularly updated to reflect the dynamic nature of the business and fluctuations caused by commodity price and exchange rate movements.

The Company’s operating results may vary due to fluctuation in commodity price, inflation, and foreign exchange rates.

iii)	Interest rate risk

The Company’s interest rate risk arises primarily from the interest received on cash and cash equivalents and on loan payable which is at variable rates (Note 8). As at December 31, 2022, with other variables unchanged, a 1% increase in the interest rate applicable to loan payable would result in an insignificant change in net loss. Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and exploration expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and cash equivalents.

As at December 31, 2022, the Company has not entered into any contracts to manage interest rate risk.

iv)	Foreign exchange risk

The functional currency of the parent company is C$. The functional currency of the significant subsidiaries and the reporting currency of the Company is the United States dollar.

As at December 31, 2022, the Company has not entered into contracts to manage foreign exchange risk.

The Company is exposed to foreign exchange risk through the following assets and liabilities:

	December 31, 2022	December 31, 2021

Cash and cash equivalents	$ 6,409	$ 7,090

Accounts payable and accrued liabilities	(227)	(101)

	$ 6,182	$ 6,989

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

As at December 31, 2022, with other variables unchanged, a 10% increase or decrease in the value of the USD against the currencies to which the Company is normally exposed (C$) would result in an increase or decrease of approximately $0.6 million to net loss for the year ended December 31, 2022.

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business; some of these risks and uncertainties have been discussed elsewhere in this MD&A. The discussion in this MD&A is not inclusive of all material risks and uncertainties. The material risks and uncertainties affecting Entrée, their potential impact, and the Company’s principal risk-management strategies are disclosed in the Company’s AIF dated March 31, 2023 in respect of the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

Adoption of Law on Permits

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2022 and believes its disclosure controls and procedures are effective.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

INTERNAL CONTROL OVER FINANCIAL REPORTING

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS, as issued by the International Accounting Standards Board. The Company’s ICFR includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Change in ICFR

During the financial quarter ended December 31, 2022, the Company’s management engaged a qualified independent third-party internal controls consultant to perform and document the evidence of, for retention by the Company, testing of the Company’s controls, policies, and procedures for the financial year ended December 31, 2022. This change in the Company’s ICFR was made to eliminate a material weakness previously identified by management in the course of its evaluation of the effectiveness of the Company’s ICFR as of December 31, 2021, and as such has materially affected the Company’s ICFR.

Evaluation of Effectiveness of ICFR

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2022. This evaluation was based on the criteria set forth in the 2013 Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). Based on its assessment, management concluded that under the COSO criteria, the Company’s ICFR as a whole was not effective as at December 31, 2022, and there was a material weakness in the Company’s ICFR relating to operations.

The Public Company Accounting Oversight Board defines a “material weakness” as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on the COSO criteria, management identified the following material weakness relating to operations, which existed as of December 31, 2022:

•	Insufficient documentation regarding review processes over period end financial disclosure, reporting, and monitoring processes.

While management does have review processes over period end financial disclosure, reporting, and monitoring processes, the absence of sufficient documentation resulted in management being unable to determine that internal control over financial reporting, under the COSO criteria, as a whole is effective. To address the material weakness, management performed control risk analyses, independent control testing and other procedures to ensure that the consolidated financial statements fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented. Accordingly, management believes that the consolidated financial statements fairly present, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented.

In addition, no significant deficiencies relating to the design of internal control over financial reporting were identified. A sample of controls the Company currently has in place include: segregation of duties; independent approval of all invoices, payments, reconciliations, and other accounting documents; and effective Board and Audit Committee oversight.

As a result of the material weakness described above, the Company’s auditor issued an adverse opinion on the Company’s internal control over financial reporting, based on the COSO criteria.

Remediation

In response to the material weakness described above, the Company will be implementing a remediation plan to address the material weakness which will include measures to enhance its documentation of the review process over period end financial disclosure, report and monitoring processes.

The Company will continue to monitor and evaluate the effectiveness of the Company’s internal control over financial reporting on an ongoing basis and if the remediation plan is not sufficient to eliminate the material weakness, the Company will consider what additional actions would be required.

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: “Cash costs after credits” (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company’s plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company’s plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property; the Company’s ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of the first Panel 1 draw bell on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the re-design study for Hugo North (including Hugo North Extension) Lift 1 Panel 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; the

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, Turquoise Hill and Rio Tinto; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, Rio Tinto and Turquoise Hill; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, including inflationary pressures thereon resulting in cost escalation, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of

 Q4 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Critical Accounting Estimates, Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person (“QP”) as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

All mineral reserve and mineral resource estimates included in this MD&A have been prepared in accordance with NI 43-101, which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.